EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cathay General Bancorp:

We consent to the incorporation by reference in the registration statement on Form S-3 of Cathay General Bancorp of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Cathay General Bancorp and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Cathay General Bancorp, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Los Angeles, California

November 12, 2009